EXHIBIT 12


                           REYNOLDS METALS COMPANY
                     RATIO OF EARNINGS TO FIXED CHARGES
                                (IN MILLIONS)


                                      YEARS ENDED DECEMBER 31      1ST QUARTER
                                    -----------------------------  -----------
                                    1994  1995  1996  1997  1998   1998  1999
                                    -----------------------------  -----------
FIXED CHARGES
 Interest expensed and capitalized  $161  $179  $173  $161  $126   $ 36  $24
 Estimate of interest within
   rental expense                     15    16    17    15    12      3    3
                                    -----------------------------  -----------

TOTAL FIXED CHARGES                 $176  $195  $190  $176  $138   $ 39  $27
                                    =============================  ===========

EARNINGS
Additions:
 Pre-tax income (loss) from
   continuing operations before
   adjustment for minority interest
   or equity earnings               $170  $530  $120  $230  $198   $ 82  $(5)
 Fixed charges (from above)          176   195   190   176   138     39   27
 Amortization of capitalized
   interest                            4     4     4     4     3      1    1
 Distributed income of equity
   investees                           1     2     5     7    12      1    -
Subtractions:
 Interest capitalized                 (5)   (7)  (13)   (8)  (12)    (2)  (5)
                                    -----------------------------  -----------

TOTAL EARNINGS                      $346  $724  $306  $409   $339  $121  $18
                                    =============================  ===========

RATIO OF EARNINGS TO FIXED
 CHARGES                             2.0   3.7   1.6   2.3    2.5   3.1

DEFICIT                                                                  $(9)